Exhibit 99.1

2013 Second Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MAY 31, 2013

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the May 31, 2013 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of July 2, 2013, unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, “IPC” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates and the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	the actual size of the potential markets for any of our product candidates compared to our market estimates;

•	our selection and licensing of product candidates;

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our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of insurance reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the regulatory status and compliance of third-party contract research organizations, suppliers and manufacturers that we may use for our products; and

•	the manufacturing capacity of third-party manufacturers that we may use for our products.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements we make in this MD&A reflect our current views with respect to future events, and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

QUARTERLY CORPORATE HIGHLIGHTS

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In March 2013, Intellipharmaceutics announced an update on its generic versions of the marketed drugs Keppra XR® and Pristiq®. The United States Food and Drug Administration (“FDA”) has accepted for filing the Company's Abbreviated New Drug Application (“ANDA”) for generic Keppra XR®. Based on the FDA's preliminary review and comments on the Company's ANDA for generic Pristiq®, the Company plans to repeat one of three bioequivalence studies for the product candidate. The Company will amend its existing application for generic Pristiq® to include the new study upon its successful completion.

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In March 2013, Intellipharmaceutics announced the closing of a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. Intellipharmaceutics intends to use the net proceeds to file additional ANDAs with the FDA, to advance clinical trials for its abuse resistant Rexista™ technology and/or other New Drug Application (NDA) 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

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In April 2013, Intellipharmaceutics settled the litigation related to the 40 mg strength of its generic version of Focalin XR®. Novartis Pharmaceuticals Corporation, Novartis Pharma AG and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Alkermes Pharma Ireland Limited has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company, and with its licensee Par Pharmaceutical, Inc. (“Par”) in relation to the 40 mg strength of a generic version of the attention deficit hyperactivity disorder (“ADHD”) drug Focalin XR®. In April, 2013, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware, and the cases were dismissed on May 21, 2013. The terms of the settlements are confidential. These settlements are in addition to earlier announced settlements concerning the 5, 10, 15, 20 and 30 mg strengths of generic versions of Focalin XR®.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in a publicly-traded company, Intellipharmaceutics International Inc., which is incorporated under the laws of Canada and whose shares are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competencies.  The goals for 2013, which the Company is actively endeavouring to accomplish, include the following:

•	Obtain FDA approval of our generic version of Focalin XR®
•	Obtain FDA approval of one or more additional ANDAs
•	File up to two additional ANDAs with the FDA
•	Establish one or more additional development/marketing alliances
•	Complete Phase I studies of Rexista™oxycodone
•	Complete additional Phase I studies of controlled-release pregabalin

STRATEGY

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a rapid timeframe. Based on our technologies, we have a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA, seven of which are under review, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.  Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.  At this time, there is one such product in multiple strengths being developed in cooperation with a development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

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Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We believe that we are well-positioned, subject to continuing cash requirements, to execute our strategic plan due to, among other things, our expertise in drug delivery, product development, regulatory affairs and manufacturing.

TECHNOLOGY

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.    These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems are based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	Intellipharmaceutics and Par Pharmaceutical, Inc.
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths filed with the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	Phase I clinical trial	NDA 505(b)(2)	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we anticipate could achieve FDA approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of ADHD. According to Source Healthcare Analytics, sales for the 12 months ended May 2013 of Focalin XR® in the U.S. were approximately $643 million (TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price).

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application, some of which were at the request of the FDA.

Intellipharmaceutics and Par, together with five complainants in patent litigation in the District Courts for New Jersey and Delaware (Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd) stipulated to the dismissal of that litigation and, in 2010, entered into settlement and license agreements with the Company and with Par in respect of our ANDA application to the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride. Subject to FDA approval, we may market these generic versions of the product in the U.S.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended-release capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an amendment to the ANDA to include the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In July  2012, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware.

In February 2012, we filed an amendment to the ANDA for a generic version of Focalin XR® to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules.  Celgene Corporation, Novartis Pharmaceuticals Corporation, and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey. Also, Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Limited) filed a Complaint against Intellipharmaceutics Corp. and Intellipharmaceutics Ltd., in June 29, 2012, for alleged patent infringement in the United States District Court for the District of Delaware. Both Complaints are in relation to Intellipharmaceutics’ generic version of 40 mg Focalin XR®.

Both of these actions were settled on April 2, 2013 by the agreement of all parties. In April, 2013, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware, and the cases were dismissed on May 21, 2013. The terms of the settlements are confidential. These settlements are in addition to earlier announced settlements concerning the 5, 10, 15, 20 and 30 mg strengths of generic versions of Focalin XR®.

On August 18, 2011, we announced that we had added the development and commercialization of additional strengths of generic Focalin XR® to the existing license and commercialization arrangement with Par for the U.S. market. This includes the 30 and 40 mg strengths.

Our ANDA application for all of the above strengths remains under review, and there can be no assurance when, or if at all, the FDA will approve the various dosages of the product for sale in the U.S. market.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Source Healthcare Analytics, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $736 million (TRx MBS Dollars) for the 12 months ended May 2013.

Our ANDA in respect of this product is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had filed a Complaint for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. On June 21, 2011, the Company announced that the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following FDA approval of this product. There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole Sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Source Healthcare Analytics, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $572 million (TRx MBS Dollars) for the 12 months ended May 2013.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. There are no unexpired patents associated with this product. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin Hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Source Healthcare Analytics, sales of metformin hydrochloride extended-release tablets in the United States were approximately $427 million (TRx MBS Dollars) for the 12 months ended May 2013.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine Fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Source Healthcare Analytics, sales of Seroquel XR® in the United States were approximately $1.1 billion (TRx MBS Dollars) for the 12 months ended May 2013.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR® tablets, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR®.  The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012.

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR®. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. There was no further regulatory comment or action, and the settlement is now final. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR® on November 1, 2016, or earlier in certain circumstances, subject only to prior FDA approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential. The Company's actual launch may also be subject to a six month statutory delay relating to a prior filer of a generic equivalent of the branded product, such delay to commence from the first date of commercialization by the prior filer.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Lamotrigine – Generic Lamictal® XR™ (a registered trademark of the brand manufacturer)

Our lamotrigine extended-release tablets are a generic version of the marketed drug Lamictal®XR™. Lamotrigine is an oral anticonvulsant drug used in the treatment of epilepsy. According to Source Healthcare Analytics, sales of lamotrigine extended-release tablets in the United States were approximately $315 million (TRx MBS Dollars) for the 12 months ended May 2013.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. There are no unexpired patents associated with this product. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

Our levetiracetam extended-release tablets are a generic version of the marketed drug Keppra XR®. Levetiracetam is an oral antiepileptic drug used in the treatment of partial onset seizures in patients with epilepsy. According to Source Healthcare Analytics, sales of levetiracetam extended-release tablets in the United States were approximately $149 million (TRx MBS Dollars) for the 12 months ended May 2013.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation, although it was given statutory notice of the ANDA, and although there is one unexpired patent pertaining to the branded product. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. Intellipharmaceutics remains confident that its generic version of Keppra XR® does not in any event infringe the unexpired patent. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Desvenlafaxine – Generic Pristiq® (a registered trademark of the brand manufacturer)

Our desvenlafaxine extended-release tablets are a generic version of the marketed drug Pristiq®. Desvenlafaxine is a selective serotonin and norepinephrine reuptake inhibitor indicated for the treatment of major depressive disorder. According to Source Healthcare Analytics, sales of Pristiq® in the United States were approximately $673 million (TRx MBS Dollars) for the 12 months ended May 2013.

An ANDA has been filed with the FDA. Based on the FDA's preliminary review and comments on the Company's ANDA filing for generic Pristiq®, the Company plans to repeat one of three bioequivalence studies for the product candidate. The Company will amend its existing application for generic Pristiq® to include the new study upon its successful completion.There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure. According to Source Healthcare Analytics, sales of Coreg CR® in the United States were approximately $279 million (TRx MBS Dollars) for the 12 months ended May 2013.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured to market the product.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

One of our non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be a deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Source Healthcare Analytics, sales of OxyContin® in the United States were approximately $2.4 billion (TRx MBS Dollars) for the 12 months ended May 2013.  OxyContin® currently represents 99% of the $2.4 billion (TRx MBS Dollars) oxycodone sustained-release market.

The FDA is actively developing a regulatory program for this class of product. In January 2013, the Agency issued a draft guidance document, “Guidance for Industry: Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. Subsequently, in April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

In July 2012, the FDA approved a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new safety measures requires companies to make education programs available to prescribers based on an FDA Blueprint, make available FDA-approved patient education materials on the safe use of these drugs, and perform periodic assessments of the implementation of the REMS and the success of the program in meeting its goals.  Education programs are currently offered to prescribers. Also in April 2011, a mandatory training program on responsible opioid prescribing practices was endorsed by the U.S. Government.  We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed a proof-of-concept Phase I clinical study of Rexista™ oxycodone, which yielded positive results. We have also concluded a pre-Investigational New Drug (“pre-IND”) meeting with a panel of the FDA’s Center for Drug Evaluation and Research clarifying the Rexista™ oxycodone development plan.  Finally, we have completed clinical batch manufacture and initiated Phase I studies of Rexista™ oxycodone. Preliminary Phase I data from this trial is expected in Q3 2013. There can be no assurance that this and additional clinical trials will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' application.

Pregabalin (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product is pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes. According to Source Healthcare Analytics, U.S. sales for the 12 months ended May 2013 for Lyrica® (pregabalin capsules) were approximately $2.2 billion (TRx MBS Dollars).

The company successfully completed an initial Phase I clinical trial of a controlled-release pregabalin formulation. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin). The study was carried out in 14 subjects. The results showed that our 150 mg pregabalin once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. We plan to initiate additional Phase I clinical trials in 2013. There can be no assurance that additional clinical trials will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' application.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were lower in the three months ended May 31, 2013 when compared to the three months ended May 31, 2012 was due to our weaker financial position during the 2013 period.

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2013	2012	2013	2012
	$	$	$	$
Revenue:	-	-	-	107,091
Expenses:	1,786,512	1,997,540	4,050,796	5,212,093
Loss from operations	(1,786,512)	(1,997,540)	(4,050,796)	(5,105,002)
Loss per share, Basic and Diluted	(0.09)	(0.08)	(0.17)	(0.20)

	As at
	May 31,	November 30,
	2013	2012
Cash and cash equivalents	1,576,704	497,016
Total Assets	3,607,870	2,474,878

Convertible debenture	1,360,756	-
Warrant liability	1,183,516	1,960,893
Total liabilities	5,383,585	4,242,755
Shareholders' deficiency	(1,775,715)	(1,767,877)
Total liabilities and shareholders equity	3,607,870	2,474,878

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the six months ended May 31, 2013.

Use of Estimates
The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company's continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; the fair value of conversion option embedded derivatives; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits; accrued liabilities; deferred revenue; forecasting future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Convertible debenture
The conversion option in the convertible debenture (the “Debenture”) is bifurcated from its host contract and the fair value of the conversion option is characterized as an embedded derivative upon issuance as it meets the criteria of Accounting Standard Codification (“ASC”) topic ASC 815-15-25-1Embedded Derivatives. Subsequent changes in the fair value of the embedded derivative are recorded in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Financial instruments
The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Investment tax credits
The investment tax credits ("ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2012 and the six months ended May 31, 2013.

Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on internal or external appraisals.

Revenue recognition
The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Income taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company accounts in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 10 of the condensed unaudited interim consolidated financial statements.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Stock-based compensation
The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the appropriate term. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the statement of comprehensive loss under research and development expense and under selling, general and administration expense. Note 7 of the condensed unaudited interim consolidated financial statements provides supplemental disclosure of the Company's stock options.

Recently adopted accounting pronouncements
In February 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company adopted the amendments on March 1, 2013. The adoption did not have an impact on the Company’s financial position, results of operations or cash flow.

Future Accounting pronouncements
In March 2013, the FASB provided amendments to Accounting Standards Update No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and six months ended May 31, 2013 and 2012.

	For the three months ended				For the six months ended
	May 31,	May 31,			May 31,	May 31,
	2013	2012	Change		2013	2012	Change
	$	$	$	%	$	$	$	%
Revenue:
Research and development	-	-	-		-	107,091	(107,091)

Expenses:
Research and development	934,068	1,098,421	(164,353)	-15%	2,271,822	3,101,848	(830,026)	-27%
Selling, general and admin.	752,431	823,054	(70,623)	-9%	1,585,888	1,972,810	(386,922)	-20%
Depreciation	100,013	76,065	23,948	31%	193,086	137,435	55,651	40%
	1,786,512	1,997,540	(211,028)	-11%	4,050,796	5,212,093	(1,161,297)	-22%

Loss from operations	(1,786,512)	(1,997,540)	211,028	-11%	(4,050,796)	(5,105,002)	1,054,206	-21%

Fair value adjustment of derivative liabilities	174,917	846,467	(671,550)	-79%	1,407,074	1,814,648	(407,574)	-22%
Financing expense	(56,826)	-	(56,826)	N/A	(56,826)	-	(56,826)	N/A
Net foreign exchange (loss) gain	(26,539)	(199,792)	173,253	-87%	(269,156)	10,815	(279,971)	-2589%
Interest income	78	8,913	(8,835)	-99%	88	17,542	(17,454)	-99%
Interest expense	(86,780)	(15,891)	(70,889)	446%	(152,178)	(32,366)	(119,812)	370%

Loss for the period	(1,781,662)	(1,357,843)	(423,819)	31%	(3,121,794)	(3,294,363)	172,569	-5%

Three Months Ended May 31, 2013 Compared to the Three Months Ended May 31, 2012

Revenue
The Company recorded revenues of $Nil for the three months ended May 31, 2013 and $Nil for the three months ended May 31, 2012.

Research and Development
Total expenditures for research and development (“R&D”) for the three months ended May 31, 2013 were lower by $164,353 compared to the three months ended May 31, 2012.

In the three months ended May 31, 2013, we recorded $154,820 as expenses for stock options for executive and non-executive R&D employees. Included in the three months ended May 31, 2012 was an expense of $145,887 for stock options issued to non-executive employees involved in R&D activities. There were no expenses for performance-based stock options in the two periods.

After adjusting for the stock-based compensation expenses discussed above, expenditures for research and development for the three months ended May 31, 2013 were lower by $173,286 compared to the prior period. This is primarily attributed to the fact that during the quarter ended May 31, 2013, there was relatively less R&D activity than in the prior period.

Selling, General and Administrative
Selling, general and administrative expenses were $752,431 for the three months ended May 31, 2013 in comparison to $823,054 for the three months ended May 31, 2012, a small decrease of $70,623.  The decline is due to lower expenses related to wages and benefits and administrative costs which are discussed in greater detail below.

Expenditures for wages and benefits for the three months ended May 31, 2013 were $400,010 in comparison to $368,540 for the three months ended May 31, 2012.   This increase is attributable to the issuance of options in the 2013 period.  In the three months ended May 31, 2013, we recorded $136,560 in expenses for stock-based compensation compared to $101,686 for the three months ended May 31, 2012. After adjusting for the stock-based compensation expenses discussed above, expenditures for wages and benefits for the three months ended May 31, 2013 were lower by $3,404 compared to the prior period.

Administrative costs for the three months ended May 31, 2013 were $227,401 in comparison to $322,257 for the prior period.  The decrease is primarily due to the acceleration in legal costs in the first quarter of 2013 due to an earlier year end filing requirement compared with the period in 2012.

Marketing costs for the three months ended May 31, 2013 were $101,782 in comparison to $111,332 for the prior period.  This decrease is primarily the result of a decrease in travel expenditures for business development and investor relations activities.

Occupancy costs for the three months ended May 31, 2013 were $23,238 in comparison to $20,925 for the prior period.  The increase is due to higher utilities and a leased office for IPC Ltd.

Depreciation
Depreciation for the three months ended May 31, 2013 was $100,013 in comparison to $76,065 for the three months ended May 31, 2012. The increase is primarily due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Derivative Liabilities
In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss. Accordingly, the fair values of the warrant derivative liabilities from the Series A, Placement Agent and March 2013 Warrants, and conversion option embedded derivative from the Debenture have been re-valued at May 31, 2013 using the Black-Scholes Option Pricing Model, resulting in a fair value adjustment of the derivative liabilities for $174,917.

Financing Expense
Financing expense for the three month period ended May 31, 2013 was $56,826 related to the March 2013 registered direct unit offering for gross proceeds of $3.1 million. Financing expense is comprised of direct costs of the financing related to the warrant liability.

Foreign Exchange Loss
Foreign exchange loss was $26,539 for the three months ended May 31, 2013 in comparison to a loss of $199,792 in the prior period.  The foreign exchange loss was due to the continued strengthening of the U.S. dollar against the Canadian dollar during the three months ended May 31, 2013 as the exchange rates changed to $1.00 for C$1.0368 at May 31, 2013 from $1.00 for C$1.0314 at February 28, 2013. The loss for the three months ended May 31, 2012 was due to the significant strengthening of the US dollar against the Canadian dollar as the exchange rates changed to $1.00 for C$1.0329 at May 31, 2012 from $1.00 for C$0.9895 at February 29, 2012.

During the second quarter of 2013, the exchange rate averaged $1.00 for C$1.0210 compared to $1.00 for C$0.9990 for the second quarter of 2012.

Interest Income
Interest income for three months ended May 31, 2013 was lower by $8,835 in comparison to the prior period. The 2013 period interest was lower largely due to a lower average amount of cash equivalents on hand during 2013.

Interest Expense
Interest expense for the three months ended May 31, 2013 was higher compared with the prior period, primarily because on January 10, 2013 we entered into the $1,500,000 Debenture agreement which accrues interest payable at 12% annually. Also, the initial Debenture proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and is accreted at an annual imputed interest rate of 8%, over the life of the Debenture. We also continue to have another related party loan outstanding which accrues interest at 6% annually during 2013 and 2012.

Six Months Ended May 31, 2013 Compared to the Six Month Ended May 31, 2012

Revenue
The Company recorded revenues of $Nil for the six months ended May 31, 2013 versus $107,091 for the six months ended May 31, 2012. In the prior year additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par. Under the terms of the expanded agreement, the Company received a cash payment from Par, a portion of which was received in prior periods. During the six months ended May 31, 2012, the remaining deferred revenue was recognized as revenue mainly related to completed development of the 40 mg strength.

Research and Development
Expenditures for research and development for the six months ended May 31, 2013 were lower by $830,026 compared to the six months ended May 31, 2012. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the 2013 period, we recorded $283,920 as expenses for stock options for R&D employees. In the prior period, we recorded $1,200,538 as expenses for stock options for R&D employees.

After adjusting for the stock options expenses discussed above, expenditures for research and development for the six months ended May 31, 2013 were higher by $86,592 compared to the six months ended May 31, 2012. This is primarily attributed to the fact that during the six months ended May 31, 2013, we incurred increased expenses in the first quarter of 2013 on furthering the development of several generic and NDA 505(B)(2) product candidates compared to the six months ended May 31, 2012.

Selling, General and Administrative
Selling, general and administrative expenses were $1,585,888 for the six months ended May 31, 2013 in comparison to $1,972,810 for the six months ended May 31, 2012, a decrease of $386,922.  The decrease is due to lower expenses for stock-based compensation discussed in greater detail below.

Expenditure for wages and benefits for the six months ended May 31, 2013 were $711,676 in comparison to $1,163,895 in the prior period.   This decrease is attributable to the issuance of options.  In the six months ended May 31, 2013, we recorded $220,147 as expenses for stock-based compensation compared to an expense of $643,447 for the six months ended May 31, 2012. After adjusting for the stock-based compensation expenses, expenditures for wages and benefits for the six months ended May 31, 2013 were lower by $28,919 compared to the prior period, which is primarily attributed to the resignation of the Vice President, Business Development in IPC Ltd.

Administrative costs for the six months ended May 31, 2013 were $666,356 in comparison to $578,046 in the prior period.  The increase is primarily due to an increase in patent costs, and a change in recognition of accounting expenses when compared with the period in 2012.

Marketing costs for the six months ended May 31, 2013 were $159,064 in comparison to $194,287 in the prior period.  This decrease is primarily the result of a decrease in travel expenditures for business development activities and the retention of an investor relations firm.

Occupancy costs for the six months ended May 31, 2013 were $48,792 in comparison to $36,582 in the prior period. The increase is due to higher utilities and a leased office for IPC Ltd.

Depreciation
Depreciation expenses for the six months ended May 31, 2013 were $193,086 in comparison to $137,435 in the prior period. The increase is primarily due to the additional investment in production, laboratory and computer equipment.

Fair Value Adjustment of Derivative Liabilities
In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations. Accordingly, the fair values of the warrant derivative liability from the Series A warrants and the placement agents’ warrants, and conversion option embedded derivative from the Debenture have been re-valued at May 31, 2013 using the Black-Scholes Option Pricing Model, resulting in a fair value adjustment of the derivative liabilities for $1,407,074.

Financing Expense
Financing expense for the six month period ended May 31, 2013 was $56,826 related to the March 2013 registered direct unit offering for gross proceeds of $3.1 million. Financing expense is comprised of direct costs of the financing related to the warrant liability.

Foreign Exchange Gain
Loss on foreign exchange was $269,156 for the six months ended May 31, 2013 in comparison to a gain of $10,815 for the prior period.  The loss for the period ended May 31, 2012 is due to the strengthening of the US dollar against the Canadian dollar as the rates changed to $1.00 for C$1.0368 at May 31, 2013 from $1.00 for C$1.0064 at November 30, 20912. The small gain for the period ended in May 31, 2012 was due to the moderate strengthening of the US dollar against the Canadian dollar as the rates changed to $1.00 for C$1.0329 at May 31, 2012 from $1.00 from C$1.0203 at November 30, 2011.

During the six months ended May 31, 2013, the exchange rate averaged $1.00 for C$1.0093 compared to $1.00  for C$0.9951 for the six months ended May 31, 2012.

Interest Income
Interest income for the six months ended May 31, 2013 was lower by $17,454 in comparison to the prior period. The 2013 period interest was lower largely due to a lower average amount of cash equivalents on hand during 2013.

Interest Expense
Interest expense for the six months ended May 31, 2013 was higher compared with the prior period, primarily because on January 10, 2013 we entered into the $1,500,000 Debenture agreement which accrues interest payable at 12% annually. Also, the initial Debenture proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and is accreted at an annual imputed interest rate of 8%, over the life of the Debenture. We also continue to have another related party loan outstanding which accrues interest at 6% annually during 2013 and 2012.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our condensed unaudited interim consolidated financial statements for the three and six months ended May 31, 2013, and years ended November 30, 2012 and 2011.

Quarter Ended	Revenues	Net (loss) income	(Loss) income per share
			Basic	Diluted
	$	$	$	$
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)
February 28, 2013	-	(1,340,133)	(0.07)	(0.07)
November 30, 2012	-	(1,384,265)	(0.08)	(0.08)
August 31, 2012	-	(1,458,238)	(0.08)	(0.08)
May 31, 2012	-	(1,357,843)	(0.08)	(0.08)
February 29, 2012	107,091	(1,936,519)	(0.12)	(0.12)
November 30, 2011	-	(1,285,132)	(0.09)	(0.09)
August 31, 2011	501,814	1,097,131	0.07	0.05

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Net income and loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The Company’s increased net loss in the first quarter ended February 29, 2012, can be attributed to an increase in options expense for options issued during the period. The Company’s net income in the third quarter ended August 31, 2011, can be attributed to the $0.5 million in revenue received for the expanded agreement between the Company and Par for the development and commercialization of Focalin XR® generics, as well as the fair value adjustment of the derivative liability for $2.5 million.

Analysis of Second Quarter 2013 Results
The higher loss during the second quarter of 2013 when compared to the loss in the first quarter of 2013 can be mainly attributed to the smaller fair value adjustment of derivative liability of $0.2 million in the second quarter of 2013 versus $1.2 million in the first quarter of 2013, the financing expense of $0.1 million in the second quarter of 2013, which was offset by a decrease in R&D of $0.4 million, a decrease in selling, general and administrative expense of $0.1 million, and a decrease in foreign exchange loss of $0.2 million.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the six months ended
	May 31,	May 31,			May 31,	May 31,
	2013	2012	Change		2013	2012	Change
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(1,754,922)	(1,833,665)	78,743	-4%	(3,183,803)	(4,031,065)	847,262	-21%
Cash flows from (used in) financing activities	2,887,124	4,478,942	(1,591,818)	-36%	4,375,053	4,530,857	(155,804)	-3%
Cash flows used in investing activities	(64,123)	(323,823)	259,700	-80%	(101,187)	(376,577)	275,390	-73%
Effect of foreign exchange on cash	(7,215)	(19,046)	11,831	-62%	(10,375)	(5,358)	(5,017)	94%
Increase (decrease) in cash	1,060,864	2,302,408	(1,241,544)	-54%	1,079,688	117,857	961,831	816%
Cash, beginning of period	515,840	2,632,537	(2,116,697)	-80%	497,016	4,817,088	(4,320,072)	-90%
Cash, end of period	1,576,704	4,934,945	(3,358,241)	-68%	1,576,704	4,934,945	(3,358,241)	-68%

The Company had cash and cash equivalents of $1,576,704 as at May 31, 2013 compared to $515,840 as at February 28, 2013. The increase in cash during the three months ended May 31, 2013 is mainly a result of cash flows provided from financing activities from the financing completed in the second quarter of 2013, partially offset by R&D activities, as noted below.

For the three and six months ended May 31, 2013, net cash flows used in operating activities decreased to $1,754,922 and $3,183,803 as compared to net cash flows used in operating activities for the three and six months ended May 31, 2012 of $1,833,665 and $4,031,065. During the six month period in 2013, the Company implemented active cash and expense management which also resulted in accounts payable and accrued liabilities increasing by $569,752.

Research and development costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended May 31, 2013 and May 30, 2012, R&D expense was $934,068 and $1,098,421, respectively. For the three months ended May 31, 2013 and May 31, 2012, R&D expense before stock option expense was $779,246 and $952,534, respectively.  For the six months ended May 31, 2013 and May 30, 2012, R&D expense was $2,271,822 and $3,101,848, respectively. For the six months ended May 31, 2013 and May 31, 2012, R&D expense before stock option expense was $1,987,900 and $1,901,310, respectively.

For the three months ended May 31, 2013, net cash flows provided from financing activities of $2,887,124 relate to the March 2013 registered direct unit offering for gross proceeds of $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable immediately, have a term of five years and an exercise price of $2.10 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. For the six months ended May 31, 2013, net cash flows provided from financing activities of $4,375,053 relate to the registered direct unit offering discussed above, and the Debenture financing for gross proceeds of $1.5 million completed on January 10, 2013.

For the three and six months ended May 31, 2012 net cash flows from financing activities of $4,478,942 and $4,530,857, respectively, related to the registered direct common share offering for gross proceeds of $5 million completed in March 2012. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.2 million.

Repayment of the existing related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offerings completed on February 2011, March 2012 and March 2013; scientific research tax credits received in cash by us; and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. As at May 31, 2013, interest payable on this loan was accrued in the amount of $18,141 (C$18,808). During the three and six months ended May 31, 2013, $18,322 in interest was paid and there was no repayment of principal. As at May 31, 2012, interest payable on this loan was accrued in the amount of $22,411 (C$22,658). During the three and six months ended May 31, 2012, there was no interest payment or repayment of principal.

For the three and six months ended May 31, 2013, net cash flows used in investing activities of $64,123 and $101,187, respectively, related mainly to leasehold improvements supporting product development activities. For the three and six months ended May 31, 2012, net cash flows used in investing activities of $323,823 and $376,577, respectively, related mainly to the purchase of production and laboratory equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the condensed unaudited interim consolidated statements of cash flows.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and NDA 505(b)(2) products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities.

In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million as described above. In January 2013, the Company completed the Debenture financing in the principal amount of $1.5 million described elsewhere herein. In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5 million as described above.

In order for us to continue operations at existing levels, we expect that for at least the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, using funds from senior management through the convertible debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of May 31, 2013 is 19,721,936, an increase of 1,814,999 from November 30, 2013, as a result of the registered direct offering completed in March 2013 discussed above. The number of options outstanding as of May 31, 2013 is 4,480,572, an increase of 341,513 from November 30, 2012 (391,000 options were granted and 4,487 options expired and 45,000 options were forfeited during the six months ended May 31, 2013). The warrants outstanding as of May 31, 2013 represent 2,409,750 common shares issuable upon the exercise of outstanding common share purchase warrants, a decrease of 1,931,250 from November 30, 2012, due to the expiration of Series B Warrants, offset by the issuance of warrants in the registered direct offering completed in March 2013. The number of deferred share units outstanding as of May 31, 2013 is 32,190, an increase of 9,741 from November 30, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of May 31, 2013.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At May 31, 2013, our cash and cash equivalents totalled $1,576,704 compared to $497,016 as at November 30, 2012.  The increase in cash and cash equivalents during the six months ended May 31, 2013 is mainly a result of cash provided from financing activities largely offset by cash used in operating activities. In January 2013, the Company completed the Debenture financing in the principal amount of $1.5 million. The Debenture will mature January 1, 2015. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. At May 31, 2013, the amount due to related parties totalled $755,845 compared with $783,717 at November 30, 2012. The decrease was due to the conversion of the Canadian dollar denominated related party loan into U.S. dollars, given the weaker Canadian dollar. At May 31, 2013, shareholders’ deficiency was $1,775,715 compared to shareholders’ deficiency of $1,767,877 at November 30, 2012. The decrease was due to the loss from operations during the period partially offset by the U.S. GAAP accounting of the derivative liabilities.

WORKING CAPITAL

Working capital deficiency (defined as current assets minus current liabilities) has improved by approximately $0.6 million at May 31, 2013 from November 30, 2012, mainly as a result of cash used in operating activities offset by cash from financing activities. In order for us to continue operations at existing levels, we expect that for at least the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, using funds from senior management through the Debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity  or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures in the three and six months ended May 31, 2013 were $64,123 and $101,187, respectively, compared to $323,823 and $376,577, respectively, in the three and six months ended May 31, 2012. Capital expenditures in 2013 and 2012 relate to the purchase of production and laboratory equipment.  Total capital expenditures for 2013 are anticipated to be lower than 2012 levels as significant expenditures occurred in 2012.  We intend to fund 2013 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to lease contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014.  Operating lease obligations related to the lease of premises will expire in November 2013, with an option to extend the lease on comparable terms for five additional years.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 years
	$	$	$	$	$
Capital Lease Obligations	69,902	53,102	16,800	-	-
Operating Lease Obligations	43,204	43,204		-	-
Total Contractual Obligations	113,106	96,306	16,800	-	-

CONTINGENCIES AND LITIGATION

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at July 2, 2013, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity  Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

In February 2012, the Company filed an amendment to the ANDA for generic Focalin to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules.  Celgene Corporation, Novartis Pharmaceuticals Corporation, and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey. In addition, Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Limited) filed a Complaint against Intellipharmaceutics Corp. and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware. Both Complaints were in relation to Intellipharmaceutics’ generic version of 40 mg Focalin XR®. Both of these actions were settled on April 2, 2013 by the agreement of all parties. In April, 2013, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware, and the cases were dismissed on May 21, 2013. The terms of the settlements are confidential. These settlements are in addition to earlier announced settlements concerning the 5, 10, 15, 20 and 30 mg strengths of generic versions of Focalin XR®.

RELATED PARTY TRANSACTIONS

As at May 31, 2013, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company, in the amount of approximately $755,845. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by any IPC Company from any offering of its securities, (other than the proceeds from the transaction completed in February 2011, March 2012 and March 2013) following the effective date and/or amounts received by IPC Corp for SR&ED tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the six months ended May 31, 2013 shareholder loan interest of $18,322 was paid in accordance with the terms of the IPC Arrangement Agreement. During the six months ended May 31, 2012 there was no payments made towards the related party loan.

In addition at January 10, 2013, the Company completed a financing of a Debenture in the principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the $1.5 million of the proceeds for the Debenture.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at May 31, 2013. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at May 31, 2013.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2013. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of May 31, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2013, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred accumulated losses through May 31, 2013.  As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products.  There is no certainty we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our planned cash requirements may vary materially in response to a number of factors, including research and development activities, preclinical studies, clinical trial results, increases in our manufacturing capabilities, changes in any aspect of the regulatory process, and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products. While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, using funds from senior management through the Debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

We set goals for and make public statements regarding timing for the completion of goals material to our success.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, as amended, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, using funds from senior management through the Debenture described elsewhere herin, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development. However, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, as amended, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov